SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 19, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ Third Quarter Results 2020”, dated October 19, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 19th day of October 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q3 2020

Philips delivers Q3 sales of EUR 5.0 billion, with 10% comparable sales growth; income from continuing operations increases to EUR 341 million, Adjusted EBITA margin improves 300 basis points to 15.4%, and operating cash flow increases to EUR 770 million

Philips provides new financial targets for the 2021–2025 period

Amsterdam, October 19, 2020

Third-quarter highlights

  Sales amounted to EUR 5.0 billion, with 10% comparable sales growth
  Comparable order intake increased 3% excluding the partial termination of the ventilator contract with HHS*); reported comparable order intake declined 18%
  Income from continuing operations increased to EUR 341 million, compared to EUR 211 million in Q3 2019
  Adjusted EBITA margin increased to 15.4% of sales, compared to 12.4% of sales in Q3 2019
  Income from operations improved to EUR 476 million, compared to EUR 320 million in Q3 2019
  EPS from continuing operations (diluted) amounted to EUR 0.37; Adjusted EPS increased to EUR 0.60, compared to EUR 0.46 in Q3 2019
  Operating cash flow improved to EUR 770 million, compared to EUR 356 million in Q3 2019

Frans van Houten, CEO

“It is clear that the COVID-19 pandemic is far from over, and our teams remain fully focused on delivering against our triple duty of care: meeting critical customer needs, safeguarding the health and safety of our employees, and ensuring business continuity.

I am pleased that, under challenging circumstances, we have been able to execute our plans and return to growth and improved profitability for the Group in the third quarter. Driven by the successful conversion of the Connected Care order book for patient monitors and ventilators, and a robust rebound of demand for our Personal Health portfolio, Philips recorded a strong 10% comparable sales growth and delivered an Adjusted EBITA margin improvement of 300 basis points to 15.4%.

The Connected Care businesses delivered a very strong 42% comparable sales growth, and our Personal Health businesses delivered a healthy 6% comparable sales growth. I am encouraged by the performance improvement of our Diagnosis & Treatment businesses to a low-single-digit comparable sales decline from a high-single-digit decline in the previous quarter.

In August, we provided the update that Philips’ April 2020 hospital ventilator contract with the Department of Health and Human Services (HHS) had been unexpectedly partially terminated. As a result, we recorded a comparable order intake decline for the Group of 18%. Excluding this partial termination, comparable order intake grew 3%, further building on the solid growth in the previous quarters.

The work we are doing to support healthcare providers and medical staff with the provision of both COVID-19 and regular care remains a top priority for all of us at Philips. In close collaboration with our suppliers and partners, we have steeply ramped up the production volumes of products and solutions to help diagnose, treat, monitor and manage COVID-19 patients. We introduced a new Rapid Equipment Deployment Kit for ICU ramp-ups, allowing hospital staff to quickly deploy patient monitoring capabilities when additional critical care capacity is needed. To enhance patient care and improve care provider productivity, Philips entered into 11 long-term strategic partnerships with hospitals in the US, Europe and Asia. We announced a new multi-year partnership with Tampa General Hospital, one of the largest hospitals in the US, to replace all of its patient monitors and upgrade key imaging technologies in the catheterization laboratories and interventional radiology rooms. We will also provide this hospital with unique workflow solutions and operational performance management services.

Looking ahead, we continue to see uncertainty and volatility related to the impact of COVID-19 across the world, but our order book remains solid. For the full year 2020, we continue to expect to deliver modest comparable sales growth, with an Adjusted EBITA margin of around the level of last year.”

Business segment performance

The Diagnosis & Treatment businesses recorded a 3% comparable sales decline, compared to a 9% sales decline in Q2 2020. The postponement of installations and gradual recovery of elective procedures resulted in a low-single-digit comparable sales decline in Diagnostic Imaging and Image-Guided Therapy and a double-digit decline in Ultrasound. Comparable order intake showed a 5% decrease, compared to a 20% decrease in Q2 2020. The Adjusted EBITA margin decreased to 9.7%, mainly due to lower volumes and factory coverage, as well as mix changes.

Comparable sales in the Connected Care businesses increased 42%, with double-digit growth in Monitoring & Analytics and Sleep & Respiratory Care. Excluding the partial termination of the ventilator contract with HHS, comparable order intake showed a double-digit increase, with strong growth across all businesses. The Adjusted EBITA margin increased to 27.1%, driven by higher volumes and operating leverage.

The Personal Health businesses delivered a comparable sales increase of 6%, driven by high-single-digit growth in Personal Care and Domestic Appliances. The Adjusted EBITA margin amounted to 14.5%, which includes an adverse currency impact.

Philips’ ongoing focus on innovation and partnerships resulted in the following key developments in the quarter:

  Building on the strong results of its ‘Healthy people, Sustainable planet’ 2016-2020 program, Philips announced a new set of ambitious targets, commitments and detailed action plans across all the Environmental, Social and Governance dimensions, including improving the lives of 2 billion people a year by 2025 and further reduction of its carbon footprint across its entire value chain in line with the 1.5 oC global warming scenario.
  Philips signed 11 new long-term strategic partnerships across the world, including multi-year agreements with Buon Ma Thuot University Hospital in Vietnam, Mandaya Royal Hospital Puri in Indonesia and Franciscus Gasthuis & Vlietland in the Netherlands, to provide a comprehensive range of health technology solutions.
  Broadening its leading portfolio of power toothbrushes, the company launched the Philips One by Sonicare. An entry-level proposition to expand into new consumer segments, Philips One is a battery-operated power toothbrush developed as a step up from manual brushing. Users of this toothbrush can opt into a subscription service for brush head and battery replacements.
  Philips expanded its industry-leading image-guided therapy devices portfolio through the acquisition of Intact Vascular, adding an industry-first implantable device to treat peripheral artery disease. Moreover, Philips launched QuickClear, an all-in-one thrombectomy system for the removal of blood clots in peripheral vessels, and OmniWire, a solid-core pressure wire – also an industry-first – to guide coronary artery procedures.
  Philips launched major extensions to its industry-leading Azurion image-guided therapy platform, comprising a new range of configurations – covering more price segments – to innovate procedures in a broad range of therapeutic areas, and further integration between imaging and diagnostic devices.
  SimonMed Imaging, one of the largest outpatient medical imaging providers in the US, is partnering with Philips to deploy its most advanced 3T MRI technology, including software and services, at their outpatient practices to enhance diagnoses, from brain injuries, liver and cardiac disease to orthopedic injuries. Moreover, the partners are collaborating to further enhance the patient experience and flow.
  Building on its leadership in therapeutic care, Philips launched its new Tempus ALS remote monitoring and defibrillator solution for emergency medical responders in the US, to help accelerate the delivery of care in emergency settings outside the hospital.

Cost savings

In the third quarter, procurement savings amounted to EUR 62 million. Overhead and other productivity programs delivered savings of EUR 58 million. As a result, Philips is on track to deliver over EUR 400 million productivity savings for 2020 and exceed EUR 1.8 billion productivity savings for the Group for the 2017-2020 period.

Philips provides new financial targets for the 2021–2025 period

At the company’s Capital Markets Day with investors and financial analysts on November 6, 2020, Philips will provide further details of its strategic plan and performance trajectory for the 2021–2025 period.

“We are excited to continue our journey to create further value by improving growth and profitability, while recognizing that we are in very uncertain times, and with the assumption that the world economy will return to growth next year,” said Frans van Houten. “The new targets are underpinned by our strategic imperatives to further improve customer and operational excellence, boost growth in our core businesses through geographical expansion and more customer partnerships, and win with innovative solutions along the health continuum. Our strategy to transform care along the health continuum – from healthy living and prevention to diagnosis and treatment, telehealth and home care – strongly resonates with customers and has been further validated during the COVID-19 pandemic.”

Philips’ targets for accelerated growth, higher profitability and improved cash flow for the 2021–2025 period are1):

  An acceleration of the average annual comparable sales growth to 5-6%, with all business segments within this range. For 2021, Philips’ current view is that Group comparable sales will deliver low-single-digit growth, driven by solid growth in Diagnosis & Treatment and Personal Health, partly offset by lower Connected Care sales;
  An Adjusted EBITA margin improvement of 60-80 basis points on average annually from 2021, reaching the high teens for the Group by 20252);
  A free cash flow above EUR 2 billion by 2025;
  Organic Return on Invested Capital (ROIC) of mid-to-high teens by 2025.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

*) On August 31, 2020 Philips announced that its April 2020 ventilator supply contract with the US Department of Health and Human Services (HHS) had been partially terminated.
1) The new targets exclude the Domestic Appliances business. As announced in January 2020, the Domestic Appliances business is being separated from Philips, a process that is expected to be completed in the third quarter of 2021.
2) The Diagnosis & Treatment business segment is expected to reach 15-17% Adjusted EBITA margin by 2025, the Connected Care segment is expected to reach 17-19%, and the Personal Health business segment is expected to reach 19-20%.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q3 2019	Q3 2020
Sales	4,702	4,980
Nominal sales growth	9%	6%
Comparable sales growth1)	6%	10%
Comparable order intake1)2)	3%	(18)%
Income from operations	320	476
as a % of sales	6.8%	9.6%
Financial expenses, net	(32)	(26)
Investments in associates, net of income taxes	(3)	(5)
Income tax expense	(75)	(104)
Income from continuing operations	211	341
Discontinued operations, net of income taxes	(3)	(2)
Net income	208	340
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	0.22	0.37
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.46	0.60
Net income attributable to shareholders3) per common share (in EUR) - diluted	0.22	0.37
EBITA1)	469	536
as a % of sales	10.0%	10.8%
Adjusted EBITA1)	583	769
as a % of sales	12.4%	15.4%
Adjusted EBITDA1)	816	1,022
as a % of sales	17.4%	20.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
2) The comparative figures have been restated for the realigned Order Intake Policy. Refer to the Forward-looking statements and other important information
3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.
  Comparable sales growth was 10%, reflecting double-digit growth in the Connected Care businesses and mid-single-digit growth in the Personal Health businesses, partly offset by a low-single-digit decline in the Diagnosis & Treatment businesses. The impact of COVID-19 was around 5 percentage points.
  Comparable order intake showed an 18% decline. Excluding the partial termination of the ventilator contract with HHS, comparable order intake grew by 3%. The Connected Care businesses recorded double-digit growth and the Diagnosis & Treatment businesses a mid-single-digit decline. This growth was driven by double-digit growth in Western Europe and mid-single-digit growth in North America, partly offset by a mid-single-digit decline in growth geographies.
  Adjusted EBITA increased by EUR 186 million and the margin increased by 300 basis points compared to Q3 2019, which was driven by the strong sales growth and productivity measures. The impact of COVID-19 was around 170 basis points.
  Restructuring, acquisition-related and other charges amounted to EUR 233 million, compared to EUR 114 million in Q3 2019. Q3 2020 includes restructuring charges of EUR 65 million, charges of EUR 57 million due to changes in ventilator demand resulting in an onerous contract provision and a provision of EUR 38 million related to legal matters.
  Income taxes increased by EUR 29 million year-on-year, mainly driven by higher income in Q3 2020.
  Net income increased by EUR 132 million compared to Q3 2019, resulting from higher earnings, partly offset by higher income tax expense.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q3 2019	Q3 2020	nominal	comparable1)
Western Europe	973	1,207	24%	23%
North America	1,659	1,781	7%	12%
Other mature geographies	498	454	(9)%	(7)%
Total mature geographies	3,131	3,442	10%	12%
Growth geographies	1,571	1,538	(2)%	6%
Philips Group	4,702	4,980	6%	10%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Amounts may not add up due to rounding

  Sales in growth geographies increased by 6% on a comparable basis, driven by double-digit growth in Latin America, Middle East & Turkey and Russia & Central Asia, partly offset by a decline in China. In mature geographies, sales increased by 12% on a comparable basis, reflecting double-digit growth in Western Europe and North America.

Cash and cash equivalents balance in millions of EUR

	Q3 2019	Q3 2020
Beginning cash and cash equivalents balance	1,077	2,294
Free cash flow1)	126	543
Net cash flows from operating activities	356	770
Net capital expenditures	(231)	(227)
Other cash flows from investing activities	298	(277)
Treasury share transactions	(184)	(22)
Changes in debt	(156)	(36)
Dividend paid to shareholders	(64)	(1)
Other cash flow items	7	(12)
Ending cash and cash equivalents balance	1,103	2,490
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities increased by EUR 414 million, mainly due to an increase in net income and improved working capital.
  Other cash flows from investing activities mainly includes outflows related to acquisitions. Q3 2019 included proceeds from the sale of Signify shares and outflows related to acquisitions.
  Treasury share transactions mainly relates to withholding tax on share buybacks.
  Changes in debt mainly includes outflows related to lease payments. Q3 2019 included outflows related to bond redemption and lease payments, partly offset by the issuance of commercial paper.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	June 30, 2020	September 30, 2020
Long-term debt	6,705	6,553
Short-term debt	591	673
Total debt	7,296	7,226
Cash and cash equivalents	2,294	2,490
Net debt	5,002	4,736
Shareholders' equity	10,952	11,722
Non-controlling interests	29	29
Group equity	10,981	11,751
Net debt : group equity ratio1)	31:69	29:71
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q3 2019	Q3 2020
Sales	2,117	1,971
Sales growth
Nominal sales growth	13%	(7)%
Comparable sales growth1)	9%	(3)%
Income from operations	222	98
as a % of sales	10.5%	5.0%
EBITA1)	250	125
as a % of sales	11.8%	6.3%
Adjusted EBITA1)	297	191
as a % of sales	14.0%	9.7%
Adjusted EBITDA1)	368	264
as a % of sales	17.4%	13.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 3%, due to the postponement of installations and elective procedures resulting from the COVID-19 outbreak, with a low-single-digit decline in Diagnostic Imaging and Image-Guided Therapy and a double-digit decline in Ultrasound.
  Comparable sales in growth geographies showed mid-single-digit growth, driven by double-digit growth in Russia & Central Asia and mid-single-digit growth in China. Mature geographies recorded a high-single-digit decline, with low-single-digit growth in Western Europe and a high-single-digit decline in North America.
  Adjusted EBITA decreased by EUR 106 million, resulting in a margin of 9.7%, mainly due to lower volumes and factory coverage, as well as mix changes.
  Restructuring, acquisition-related and other charges were EUR 67 million, compared to EUR 47 million in Q3 2019. Q3 2020 includes a provision of EUR 38 million related to legal matters. In Q4 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 40 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q3 2019	Q3 2020
Sales	1,145	1,556
Sales growth
Nominal sales growth	9%	36%
Comparable sales growth1)	5%	42%
Income from operations	(11)	279
as a % of sales	(1.0)%	17.9%
EBITA1)	102	307
as a % of sales	8.9%	19.7%
Adjusted EBITA1)	129	422
as a % of sales	11.3%	27.1%
Adjusted EBITDA1)	174	475
as a % of sales	15.2%	30.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales growth was 42%, mainly driven by COVID-19-generated demand, with double-digit growth in both Monitoring & Analytics and Sleep & Respiratory Care.
  Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in Latin America and Middle East & Turkey. Mature geographies recorded double-digit growth, with double-digit growth in Western Europe and North America.
  Adjusted EBITA increased by EUR 293 million, resulting in a margin of 27.1%, as operating leverage and productivity measures initiated last year more than offset investments to ramp up production.
  Restructuring, acquisition-related and other charges were EUR 115 million, compared to EUR 27 million in Q3 2019. Q3 2020 includes restructuring charges of EUR 25 million and EUR 57 million due to changes in ventilator demand resulting in an onerous contract provision. In Q4 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 25 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q3 2019	Q3 2020
Sales	1,358	1,376
Sales growth
Nominal sales growth	7%	1%
Comparable sales growth1)	6%	6%
Income from operations	171	180
as a % of sales	12.6%	13.1%
EBITA1)	177	184
as a % of sales	13.0%	13.4%
Adjusted EBITA1)	200	199
as a % of sales	14.7%	14.5%
Adjusted EBITDA1)	238	238
as a % of sales	17.5%	17.3%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales growth was 6%, with high-single-digit growth in Personal Care and Domestic Appliances and low-single-digit growth in Oral Healthcare.
  Comparable sales in mature geographies showed double-digit growth, driven by Western Europe and North America. Growth geographies recorded a high-single-digit decline, which was due to China.
  Adjusted EBITA was in line with Q3 2019, resulting in a margin of 14.5%, and includes an adverse currency impact.
  Restructuring, acquisition-related and other charges amounted to EUR 15 million, compared to EUR 23 million in Q3 2019. In Q4 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 5 million.

Other

Key data

in millions of EUR

	Q3 2019	Q3 2020
Sales	82	77
Income from operations	(62)	(81)
EBITA1)	(60)	(80)
Adjusted EBITA1) of:	(43)	(43)
IP Royalties	37	30
Innovation	(45)	(39)
Central costs	(39)	(19)
Other	5	(16)
Adjusted EBITDA1)	36	45
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales decreased by EUR 5 million, mainly due to lower royalty income.
  Central costs decreased, mainly due to lower travel and discretionary costs, while Other reflects an increase related to movements in environmental provisions.
  Restructuring, acquisition-related and other charges amounted to EUR 37 million, compared to EUR 17 million in Q3 2019. In Q4 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 70 million.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include: statements made about the strategy; estimates of sales growth; future Adjusted EBITA; future restructuring, acquisition-related and other costs; future developments in Philips’ organic business; and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: changes in industry or market circumstances; economic and political developments; market and supply chain disruptions due to the COVID-19 outbreak; Philips’ increasing focus on health technology; the realization of Philips’ growth ambitions and results in growth geographies; successful completion of divestments such as the divestment of our Domestic Appliances businesses; lack of control over certain joint ventures; integration of acquisitions; securing and maintaining Philips’ intellectual property rights and unauthorized use of third-party intellectual property rights; compliance with quality standards, product safety laws and good manufacturing practices; exposure to IT security breaches, IT disruptions, system changes or failures; supply chain management; ability to create new products and solutions; attracting and retaining personnel; financial impacts from Brexit; compliance with regulatory regimes, including data privacy requirements; governmental investigations and legal proceedings with regard to possible anticompetitive market practices and other matters; business conduct rules and regulations; treasury risks and other financial risks; tax risks; costs of defined-benefit pension plans and other post-retirement plans; reliability of internal controls, financial reporting and management process. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2019.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2019.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2019. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the significant accounting policies as stated in the Annual Report 2019. Certain comparative-period amounts have been reclassified to conform to the current-year presentation.

Effective Q1 2020, Philips has simplified its order intake policy by aligning horizons for all modalities to 18 months to revenue, compared to previously used delivery horizons of 6 months for Ultrasound, 12 months for Connected Care and 15 months for Diagnosis & Treatment. At the same time, Philips has aligned order intake for software contracts to the same 18 months to revenue horizon, meaning that only the next 18 months conversion to revenue under the contract is recognized, compared to the full contract values recognized previously. This change eliminates major variances in order intake growth and better reflects expected revenue in the short term from order intake booked in the reporting period. Prior-year comparable order intake amounts have been restated accordingly. This realignment has not resulted in any material additional order intake recognition.

Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Condensed consolidated statements of income

In millions of EUR unless otherwise stated

	Q3		January to September
	2019	2020	2019	2020
Sales	4,702	4,980	13,524	13,534
Cost of sales	(2,547)	(2,742)	(7,356)	(7,620)
Gross margin	2,155	2,238	6,168	5,915
Selling expenses	(1,132)	(1,112)	(3,389)	(3,336)
General and administrative expenses	(175)	(168)	(492)	(496)
Research and development expenses	(457)	(477)	(1,339)	(1,422)
Other business income	21	1	117	111
Other business expenses	(90)	(6)	(149)	(24)
Income from operations	320	476	915	748
Financial income	24	27	112	137
Financial expenses	(56)	(53)	(172)	(161)
Investment in associates, net of income taxes	(3)	(5)	2	(9)
Income before taxes	285	445	857	715
Income tax expense	(75)	(104)	(215)	(118)
Income from continuing operations	211	341	641	597
Discontinued operations, net of income taxes	(3)	(2)	(25)	(9)
Net income	208	340	616	588
Attribution of net income
Income from continuing operations attributable to shareholders1)	208	340	637	593
Net income attributable to shareholders1)	205	338	612	584
Net income attributable to non-controlling interests	3	2	5	4
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):1)
- basic	917,648	903,329	923,814	893,804
- diluted	925,849	910,920	933,891	902,815
Income from continuing operations attributable to shareholders1)
- basic	0.23	0.38	0.69	0.66
- diluted	0.22	0.37	0.68	0.66
Net income attributable to shareholders1)
- basic	0.22	0.37	0.66	0.65
- diluted	0.22	0.37	0.66	0.65
1) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Amounts may not add up due to rounding

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio
  Comparable order intake

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12, Reconciliation of non-IFRS information, of the Annual Report 2019 and to the Forward-looking statements and other important information.

Sales growth composition

in %

	Q3 2020				January to September
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2020 versus 2019
Diagnosis & Treatment	(6.9)%	(0.4)%	4.0%	(3.3)%	(3.1)%	(1.5)%	1.0%	(3.7)%
Connected Care	35.9%	1.0%	4.9%	41.8%	20.0%	0.7%	0.6%	21.3%
Personal Health	1.3%	0.0%	5.2%	6.5%	(10.5)%	0.0%	2.2%	(8.3)%
Philips Group	5.9%	(0.2)%	4.5%	10.3%	0.1%	(0.6)%	1.3%	0.8%

Adjusted income from continuing operations attributable to shareholders1)

in millions of EUR unless otherwise stated

	Q3		January to September
	2019	2020	2019	2020
Net income	208	340	616	588
Discontinued operations, net of income taxes	3	2	25	9
Income from continuing operations	211	341	641	597
Continuing operations non-controlling interests	(3)	(2)	(5)	(4)
Income from continuing operations attributable to shareholders 1)	208	340	637	593
Adjustments for:
Amortization of acquired intangible assets	71	60	231	304
Impairment of goodwill	78		78	-
Restructuring and acquisition-related charges	47	85	200	118
Other items	67	148	73	262
Net finance expenses	2	-	9	4
Tax impact of adjusted items	(51)	(89)	(142)	(252)
Adjusted income from continuing operations attributable to shareholders 1)	422	544	1,086	1,030
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.22	0.37	0.68	0.66
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.46	0.60	1.16	1.14
1) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2020
Net income	340
Discontinued operations, net of income taxes	2
Income tax expense	104
Investments in associates, net of income taxes	5
Financial expenses	53
Financial income	(27)
Income from operations	476	98	279	180	(81)
Amortization of acquired intangible assets	60	27	27	5	1
EBITA	536	125	307	184	(80)
Restructuring and acquisition-related charges	85	23	29	14	19
Other items	148	44	86	-	19
Adjusted EBITA	769	191	422	199	(43)

January to September 2020
Net income	588
Discontinued operations, net of income taxes	9
Income tax expense	118
Investments in associates, net of income taxes	9
Financial expenses	161
Financial income	(137)
Income from operations	748	211	494	264	(221)
Amortization of acquired intangible assets	304	179	94	15	16
EBITA	1,052	389	588	279	(204)
Restructuring and acquisition-related charges	118	4	54	35	24
Other items	262	80	123	26	34
Adjusted EBITA	1,432	473	765	340	(146)

Q3 2019
Net income	208
Discontinued operations, net of income taxes	3
Income tax expense	75
Investments in associates, net of income taxes	3
Financial expenses	56
Financial income	(24)
Income from operations	320	222	(11)	171	(62)
Amortization of acquired intangible assets	71	28	36	5	2
Impairment of goodwill	78		78
EBITA	469	250	102	177	(60)
Restructuring and acquisition-related charges	47	20	12	3	12
Other items	67	27	15	20	5
Adjusted EBITA	583	297	129	200	(43)

January to September 2019
Net income	616
Discontinued operations, net of income taxes	25
Income tax expense	215
Investments in associates, net of income taxes	(2)
Financial expenses	172
Financial income	(112)
Income from operations	915	441	83	504	(115)
Amortization of acquired intangible assets	231	100	105	20	6
Impairment of goodwill	78		78
EBITA	1,224	541	267	524	(109)
Restructuring and acquisition-related charges	200	84	46	27	44
Other items	73	34	42	20	(22)
Adjusted EBITA	1,497	658	355	571	(87)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2020
Net income	340
Discontinued operations, net of income taxes	2
Income tax expense	104
Investments in associates, net of income taxes	5
Financial expenses	53
Financial income	(27)
Income from operations	476	98	279	180	(81)
Depreciation, amortization and impairments of fixed assets	353	102	120	42	89
Restructuring and acquisition-related charges	85	23	29	14	19
Other items	148	44	86	-	19
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(40)	(2)	(39)	1	-
Adjusted EBITDA	1,022	264	475	238	45

January to September 2020
Net income	588
Discontinued operations, net of income taxes	9
Income tax expense	118
Investments in associates, net of income taxes	9
Financial expenses	161
Financial income	(137)
Income from operations	748	211	494	264	(221)
Depreciation, amortization and impairments of fixed assets	1,132	426	285	136	286
Restructuring and acquisition-related charges	118	4	54	35	24
Other items	262	80	123	26	34
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(72)	(33)	(39)	1	-
Adjusted EBITDA	2,188	687	916	462	123

Q3 2019
Net income	208
Discontinued operations, net of income taxes	3
Income tax expense	75
Investments in associates, net of income taxes	3
Financial expenses	56
Financial income	(24)
Income from operations	320	222	(11)	171	(62)
Depreciation, amortization and impairments of fixed assets	331	125	81	43	82
Impairment of goodwill	78		78
Restructuring and acquisition-related charges	47	20	12	3	12
Other items	67	27	15	20	5
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(27)	(26)	-		(1)
Adjusted EBITDA	816	368	174	238	36

January to September 2019
Net income	616
Discontinued operations, net of income taxes	25
Income tax expense	215
Investments in associates, net of income taxes	(2)
Financial expenses	172
Financial income	(112)
Income from operations	915	441	83	504	(115)
Depreciation, amortization and impairments of fixed assets	933	331	241	127	234
Impairment of goodwill	78		78
Restructuring and acquisition-related charges	200	84	46	27	44
Other items	73	34	42	20	(22)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(30)	(28)	(1)	-	(1)
Adjusted EBITDA	2,169	861	489	678	140

Composition of free cash flow in millions of EUR

	Q3
	2019	2020
Net cash provided by operating activities	356	770
Net capital expenditures	(231)	(227)
Purchase of intangible assets	(33)	(31)
Expenditures on development assets	(84)	(69)
Capital expenditures on property, plant and equipment	(116)	(129)
Proceeds from disposals of property, plant and equipment	2	2
Free cash flow	126	543

Philips statistics

In millions of EUR unless otherwise stated

	2019				2020
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,151	4,671	4,702	5,958	4,159	4,395	4,980
Comparable sales growth1)	2%	6%	6%	3%	(2)%	(6)%	10%
Comparable order intake1)2)	2%	11%	3%	6%	24%	27%	(18)%
Gross margin	1,888	2,125	2,155	2,707	1,845	1,831	2,238
as a % of sales	45.5%	45.5%	45.8%	45.4%	44.4%	41.7%	44.9%
Selling expenses	(1,084)	(1,173)	(1,132)	(1,293)	(1,144)	(1,079)	(1,112)
as a % of sales	(26.1)%	(25.1)%	(24.1)%	(21.7)%	(27.5)%	(24.6)%	(22.3)%
G&A expenses	(152)	(165)	(175)	(139)	(161)	(168)	(168)
as a % of sales	(3.7)%	(3.5)%	(3.7)%	(2.3)%	(3.9)%	(3.8)%	(3.4)%
R&D expenses	(439)	(443)	(457)	(545)	(489)	(455)	(477)
as a % of sales	(10.6)%	(9.5)%	(9.7)%	(9.1)%	(11.8)%	(10.4)%	(9.6)%
Income from operations	245	350	320	730	43	229	476
as a % of sales	5.9%	7.5%	6.8%	12.3%	1.0%	5.2%	9.6%
Net income	162	246	208	556	39	210	340
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.18	0.27	0.22	0.60	0.05	0.23	0.37
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.29	0.42	0.46	0.82	0.18	0.35	0.60
EBITA1)	314	440	469	868	127	388	536
as a % of sales	7.6%	9.4%	10.0%	14.6%	3.1%	8.8%	10.8%
Adjusted EBITA1)	364	549	583	1,066	244	418	769
as a % of sales	8.8%	11.8%	12.4%	17.9%	5.9%	9.5%	15.4%
Adjusted EBITDA1)	576	776	816	1,335	495	670	1,022
as a % of sales	13.9%	16.6%	17.4%	22.4%	11.9%	15.2%	20.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
2) The comparative figures have been restated for the realigned Order Intake Policy. Refer to the Forward-looking statements and other important information
3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Philips statistics in millions of EUR unless otherwise stated

	2019				2020
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	4,151	8,822	13,524	19,482	4,159	8,554	13,534
Comparable sales growth1)	2%	4%	5%	4%	(2)%	(4)%	1%
Comparable order intake1)2)	2%	7%	6%	6%	24%	26%	10%
Gross margin	1,888	4,013	6,168	8,875	1,845	3,676	5,915
as a % of sales	45.5%	45.5%	45.6%	45.6%	44.4%	43.0%	43.7%
Selling expenses	(1,084)	(2,257)	(3,389)	(4,682)	(1,144)	(2,224)	(3,336)
as a % of sales	(26.1)%	(25.6)%	(25.1)%	(24.0)%	(27.5)%	(26.0)%	(24.6)%
G&A expenses	(152)	(317)	(492)	(631)	(161)	(328)	(496)
as a % of sales	(3.7)%	(3.6)%	(3.6)%	(3.2)%	(3.9)%	(3.8)%	(3.7)%
R&D expenses	(439)	(882)	(1,339)	(1,884)	(489)	(944)	(1,422)
as a % of sales	(10.6)%	(10.0)%	(9.9)%	(9.7)%	(11.8)%	(11.0)%	(10.5)%
Income from operations	245	594	915	1,644	43	272	748
as a % of sales	5.9%	6.7%	6.8%	8.4%	1.0%	3.2%	5.5%
Net income	162	409	616	1,173	39	249	588
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.18	0.46	0.68	1.27	0.05	0.28	0.66
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.29	0.71	1.16	1.98	0.18	0.53	1.14
EBITA1)	314	754	1,224	2,091	127	516	1,052
as a % of sales	7.6%	8.5%	9.1%	10.7%	3.1%	6.0%	7.8%
Adjusted EBITA1)	364	914	1,497	2,563	244	662	1,432
as a % of sales	8.8%	10.4%	11.1%	13.2%	5.9%	7.7%	10.6%
Adjusted EBITDA1)	576	1,352	2,169	3,503	495	1,166	2,188
as a % of sales	13.9%	15.3%	16.0%	18.0%	11.9%	13.6%	16.2%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	910,810	902,417	898,029	890,974	887,579	891,301	909,472
Shareholders' equity per common share in EUR	13.54	13.19	13.76	14.14	13.66	12.29	12.89
Net debt : group equity ratio1)	25:75	28:72	27:73	24:76	28:72	31:69	29:71
Total employees of continuing operations	77,340	77,748	79,613	80,495	80,718	80,520	80,666
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
2) The comparative figures have been restated for the realigned Order Intake Policy. Refer to the Forward-looking statements and other important information
3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

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